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                               January 22, 2024

       Carter Ward
       Chief Financial Officer
       ELITE PHARMACEUTICALS INC /NV/
       165 Ludlow Avenue
       Northvale, NJ 07647

                                                        Re: ELITE
PHARMACEUTICALS INC /NV/
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Filed June 29, 2023
                                                            Form 10-Q for the
Six Months Ended September 30, 2023
                                                            Filed November 14,
2023
                                                            File No. 001-15697

       Dear Carter Ward:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2023

       Results of Operations, page 50

   1. You disclose in "Patents" on page 9 that you own seven patents of which one patent expired in April 2023
and two patents are expiring in March and April 2024. Please tell us and clarify in
future filings the nature of those patents and, if material, disclose the expected impact on your
results of operations.
       Management's Discussion and Analysis
       Critical Accounting Policies and Estimates, page 53

   2. You state that your discussion addresses your most critical accounting policies. However, your disclosure
beginning on page 53 appears to include substantially all of your accounting policies
included in Note 1 to the financial statements. Please confirm you
 Carter Ward
ELITE PHARMACEUTICALS INC /NV/
January 22, 2024
Page 2
         will revise your presentation in future filings to only include your critical accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations pursuant to Item 303(b)(3) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 11. Derivative Financial Instruments- Warrants, page F-20

3. You state that the exercise price of the warrants is subject to adjustment for any issuances or deemed issuances of Common Stock or Common Stock equivalents at an effective price below the then exercise price. You also state that the exercise price adjustment feature prohibits you from being able to conclude the warrants are indexed to your own stock and thus such warrants are classified as liabilities and measured initially and subsequently at fair value. We note the Series J Warrants also provide for other standard adjustments upon the happening of certain customary events. Please tell us your consideration of ASC 2017-11 in accounting for your warrants as liabilities.
Form 10-Q for the Six Months Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-5

4. Please tell us your consideration of providing additional disaggregated information such as by product line or geographic revenue information. Refer to ASC 606-10-55-89 through 55-91.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameCarter Ward               Sincerely,
Comapany NameELITE PHARMACEUTICALS INC /NV/
                                            Division of Corporation Finance
January 22, 2024 Page 2                     Office of Life Sciences
FirstName LastName